ATTORNEYS AT LAW
A LIMITED LIABILITY PARTNERSHIP
2700 INTERNATIONAL TOWER, PEACHTREE CENTER
LORI A. GELCHION	229 PEACHTREE STREET, N.E.
DIRECT: (404) 420-4646	ATLANTA, GEORGIA 30303-1601
DIRECT FAX: (404) 230-0940	(404) 522-4700
EMAIL: LAG@RH-LAW.COM	FACSIMILE: (404) 525-2224

January 19, 2007

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street

Washington, D.C. 20549

Attention: Mr. Dave Walz and Ms. Ivette Leon

Re:	Tri-S Security Corporation

Form 10-K for Fiscal Year Ended December 31, 2005

Filed April 12, 2006

File No. 0-51148

Ladies and Gentlemen:

On behalf of Tri-S Security Corporation (the “Company”), the undersigned hereby informs the Staff that the Company intends to respond to the comments of the Staff contained in the letter from Larry Spirgel, Assistant Director, to Robert K. Mills, Chief Financial Officer of the Company, dated December 29, 2006, no later than January 26, 2007. This letter is being filed with the Commission in response to a conversation between Mr. David Walz, Staff Accountant, and the undersigned on January 16, 2007.

Please contact the undersigned at the number above if you have any questions or comments concerning this letter.

Sincerely,

/s/ Lori A. Gelchion
Lori A. Gelchion

LAG/kkw